Exhibit 99.2

KORNIT DIGITAL LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2016

Comparison of Period to Period Results of Operations

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Revenues	$76,707	$60,907
Cost of revenues	40,924	32,373
Gross profit	35,783	28,530
Operating expenses:
Research and development	12,293	8,573
Sales and marketing	13,585	9,175
General and administrative	9,279	7,213
Total operating expenses	35,157	24,961
Operating income	626	3,569
Financial income (expenses), net	93	(170)
Income before taxes on income	719	3,399
Taxes on income	711	739
Net income	$8	$2,660

	Nine Months Ended September 30,
	2016	2015
	(as a % of revenues)
Revenues	100.0%	100.0%
Cost of revenues	53.4	53.2
Gross profit	46.6	46.8
Operating expenses:
Research and development	16.0	14.1
Sales and marketing	17.7	15.1
General and administrative	12.1	11.8
Total operating expenses	45.8	41.0
Operating income	0.8	5.9
Financial income (expenses), net	0.1	(0.3)
Income before taxes on income	0.9	5.6
Taxes on income	0.9	1.2
Net income	0.0%	4.4%

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Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Nine Months Ended September 30,
	2016		2015
	$	%	$	%
	($ in thousands, except percentages)

Americas	$53,252	69.4%	$33,888	55.6%
EMEA	15,717	20.5	14,911	24.5
Asia Pacific	7,737	10.1	12,108	19.9
Total revenues	$76,707	100%	$60,907	100%

Comparison of the Nine Months Ended September 30, 2015 and 2016

Revenues

Revenues increased by $15.8 million, or 25.9%, to $76.7 million in the nine months ended September 30, 2016 from $60.9 million in the nine months ended September 30, 2015. The growth in revenues resulted from a 31.4% increase in system and services revenues to $47.4 million in the nine months ended September 30, 2016 from $36.0 million in the nine months ended September 30, 2015 and an 18.1% increase in sales of ink and other consumables to $29.3 million in the nine months ended September 30, 2016 from $24.9 million in the nine months ended September 30, 2015. The increase in system services revenues was attributable to a change in the mix of systems sold, specifically sales of more high throughput systems in this period, which sell for higher average selling prices than our entry level systems. We believe that the increase in sales of high throughput systems was a result of the growing maturity of the web-to-print business model which calls for high throughput systems to meet the growing consumer demand. The increase in higher ink and other consumables revenues was due to the increase in our installed base, particularly of high throughput systems, which drive higher consumption of ink and other consumables

Cost of Revenues and Gross Profit

Cost of revenues increased by $8.5 million, or 26.4%, to $40.9 million in the nine months ended September 30, 2016 from $32.4 million in the nine months ended September 30, 2015. Cost of revenues in the nine months ended September 30, 2016 included $1.4 million of excess cost of acquired inventory recorded in connection with our purchase of the digital printing assets of SPSI, Inc. during 2016. Gross profit increased by $7.2 million, or 25.4%, to $35.8 million in the nine months ended September 30, 2016, as compared to $28.5 million in the nine months ended September 30, 2015. Gross margin was 46.6% in the nine months ended September 30, 2016 compared to 46.8% in the nine months ended September 30, 2015. While gross margin was positively impacted by an increase in sales of higher margin high throughput systems and economies of scale during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, such positive impact was offset by a the impact a non-recurring charge for the repurchase of inventory in connection with the acquisition of the digital printing assets of SPSI during the nine months ended September 30, 2016, which resulted in a slight decrease in gross margin. Ink and other consumables gross margin remained flat from the nine months ended September 30, 2015 to the nine months ended September 30, 2016. Excluding the effects of the non-recurring charge for repurchase of inventory in connection with the SPSI acquisition, gross profit would have been $37.2 million in the nine months ended September 30, 2016 compared to $28.5 million in the nine months ended September 30, 2015 and gross margin would have been 48.5% in the nine months ended September 30, 2016 compared to 46.8% in the nine months ended September 30, 2015.

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Operating Expenses

	Nine Months Ended September 30,
	2016		2015		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$12,293	16.0%	$8,573	14.1%	$3,720	43.4%
Sales and marketing	13,585	17.7	9,175	15.1	4,410	48.1
General and administrative	9,279	12.1	7,213	11.8	2,066	28.6
Total operating expenses	$35,157	45.8%	$24,961	41.0%	$10,196	40.8%

Research and Development. Research and development expenses increased by 43.4% in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. This resulted primarily from an increase of $2.5 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount compared to the same period in the previous year, an increase of $0.8 million in costs due to increased research and development activity, which primarily includes $0.4 million in facilities costs in connection with the expansion of our headquarters in Rosh Ha'Ayin, Israel, and an increase of $0.3 million in depreciation compared to the same period in the previous year. As a percentage of total revenues, our research and development expenses increased during this period, from 14.1% in the nine months ended September 30, 2015 to 16.0% in the nine months ended September 30, 2016.

Sales and Marketing. Sales and marketing expenses increased by 48.1% in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. This increase was primarily due to an increase of $2.3 million in salaries and related personnel expenses and share based compensation expenses due to the hiring of additional sales and marketing personnel in the nine months ended September 30, 2016 reflecting an increase in headcount compared to the same period in the previous year, an increase of $0.7 million in marketing activities, including trade shows and online marketing activities and an increase of $0.3 million in facilities costs in connection with the expansion of our headquarters in Rosh Ha’Ayin, Israel. As a percentage of total revenues, our sales and marketing expenses increased during this period, from 15.1% in the nine months ended September 30, 2015 to 17.7% in the nine months ended September 30, 2016.

General and Administrative. General and administrative expenses increased by 28.6% in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. This resulted primarily from an increase of $1.0 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount compared to the same period in the previous year, an increase of $0.4 million in legal expenses relating to settlement of a legal claim, an increase of $0.4 million in expenses related to upgrades of our IT infrastructure, an increase of $0.2 million of facilities costs due to expansion of our facilities and an increase of $0.2 million in costs associated with being a publicly traded company. This increase was offset by a decrease of $0.8 million due to a one-time payment in the prior period to Fortissimo Capital, our principal shareholder, in connection with the termination of our management services agreement with them and a decrease of $0.2 due to one-time bonuses in the prior period in connection with our initial public offering. As a percentage of total revenues, our general and administrative expenses increased from 11.8% in the nine months ended September 30, 2015 to 12.1% in the nine months ended September 30, 2016.

Financial income (expenses), net

Financial income, net, reflected income of $0.1 million in the nine months ended September 30, 2016 compared to expenses of $0.2 million in the nine months ended September 30, 2015. This change resulted from an increase in interest from marketable securities and bank deposits of $0.5 million due to the investment of the proceeds of our initial public offering, which occurred during the nine months ended September 30, 2016, offset by bank charges and foreign currency translation differences, specifically the exchange rate of the U.S. dollar to the NIS.

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Taxes on Income

Taxes on income were $0.7 million in each of the nine months ended September 30, 2016 and September 30, 2015.

Liquidity and Capital Resources

As of September 30, 2016, we had approximately $18.5 million in cash and cash equivalents, no short-term bank deposits and $38.2 million in marketable securities totaling $56.7 million.

As of September 30, 2016, we had three lines of credit with Israeli banks for total borrowings of up to $3.5 million, all of which was undrawn as of September 30, 2016. These lines of credit are unsecured and available subject to our maintenance of a 30% ratio of total shareholders’ equity to total assets. Interest rates across our credit lines varied from 1.95% to 2.3% as of September 30, 2016. Any borrowings under our credit lines would become repayable if Fortissimo Capital ceases to be our controlling shareholder (which for this purpose generally requires Fortissimo Capital to continue to hold 25% of our outstanding ordinary shares).

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using cash on hand. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Net cash used in operating activities	$(4,324)	$(2,840)
Net cash provided by (used in) investing activities	3,766	(38,972)
Net cash provided by financing activities	564	74,240

Net Cash Used in Operating Activities

Nine Months Ended September 30, 2016

Net cash used in operating activities in the nine months ended September 30, 2016 was $4.3 million.

Net cash used in operating activities consisted of an increase of approximately $6.8 million in trade receivables due primarily to the growth of our business and better payment terms to our customers. Net income for the period was less than $0.1 million. Our days sales’ outstanding, or DSO, for the nine month ended September 30, 2016 was 105 compared to 78 for the nine months ended September 30, 2015 as a result of such better payment terms to our customers.

During the same period, we experienced an increase of $4.7 million in inventory. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions. Our trade payables increased by $1.4 million primarily due to our increase in business and activity. Deferred revenues and prepaid expenses also increased by $0.2 million due to the timing of revenue recognition.

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Nine Months Ended September 30, 2015

Net cash used in operating activities in the nine months ended September 30, 2015 was $2.8 million.

Net cash used in operating activities consisted of net income of $2.7 million and an increase of approximately $7.7 million in trade receivables due primarily to the growth of our business and better payment terms to our customers.

During the same period, we experienced an increase of $3.4 million in inventory. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions. Our trade payables increased by $3.1 million primarily due to our increase in business and activity.

Net Cash Provided by (Used in) Investing Activities

Nine Months Ended September 30, 2016

Net cash provided by investing activities was $3.8 million for the nine months ended September 30, 2016, which was primarily attributable to our proceeds from short-term bank deposits of $22.0 million offset by our investment in property and equipment of $4.5 million and $9.2 million paid in connection of our acquisition of SPSI.

Nine Months Ended September 30, 2015

Net cash used in investing activities was $39.0 million for the nine months ended September 30, 2015, which was primarily attributable to our investment in short term bank deposits and the purchase of marketable securities n the total amount of $38.4 million.

Net Cash Provided by (Used in) Financing Activities

Nine Months Ended September 30, 2016

Net cash provided by financing activities was $0.6 million for the nine months ended September 30, 2016, which was attributable to the exercise of share options.

Nine Months Ended September 30, 2015

Net cash provided by financing activities was $74.2 million for the nine months ended September 30, 2016, which was attributable primarily to our initial public offering.

Cautionary Statement Regarding Forward-Looking Statements

Certain information herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

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These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to expand into continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our expectations regarding the success of our new products and systems;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies; and

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

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